Exhibit 10.3

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

The terms of this Amended and Restated Employment Agreement (the “Agreement”) between iDcentrix, Inc., a Delaware corporation (the “Company”) and Francine Dubois, of 2511- A Apple Avenue, Torrance, CA 90501(the “Executive”), are effective as of this 6th day of November 2007 (the “Effective Date”) and this Agreement supercedes, in its entirety, the terms of the Employment Agreement entered into between MyiD Card Services Inc. and the Executive as of the 3rd day of January 2007 (the “Prior Agreement”).

WHEREAS:

The Company is in the business of acquiring, from Fortress Paper Canada, the North American Product Rights for the Personal ID card technology, LQUARD, located in Lanquart Switzerland;

The Executive has management experience in managing or operating organizations in size similar to the Company;

The Company is the successor in interest to MyiD Card Services Inc.;

The Company and the Executive wish to amend the terms of the Executive’s employment from the terms set forth in the Prior Agreement; and

The Company wishes to continue to engage the Executive to perform the services set forth in Appendix “A,” attached hereto (the “Services”) and the Executive agrees to provide the Services to the Company on the terms and conditions hereinafter set forth:

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties hereto agree as follows:

1.	TERM

The initial term of the Executive’s employment under this Agreement shall commence on January 3, 2007, and shall end on December 31, 2008, unless sooner terminated in accordance with Section 8 hereof (the “Initial Term”). The Initial Term of employment under this Agreement shall be renewed for additional one year periods upon expiration of the Initial Term, and any such renewal period, unless notice of termination of employment is given by either party at least sixty (60) days prior to the expiration of the Term (the Initial Term plus any renewal period being referred to herein as the “Term”).

2.	EMPLOYMENT
(a)

During the Term, the Company will employ the Executive in the position of President and CEO. The Executive will perform the Services set out in Appendix “A” and any other duties as determined by the Company from time to time and will comply with all lawful instructions as may be given by the Board of Directors of the Company.

(b)

The Executive acknowledges and agrees that the employment relationship will be governed by the terms of this Agreement and the standards and terms established by the Company’s policies as they are established from time to time and agrees to comply with the terms of such policies so long as they are not inconsistent with any provisions of the Agreement.

(c)

The Executive agrees that her hours of work will vary and may be irregular and will accept those hours required to meet the objectives of her employment as the President and CEO. The Executive agrees that the compensation described in Section 3 of this Agreement compensates her for all hours worked.

(d)

The Executive will devote herself exclusively to the Company’s business and will not be employed or engaged in any capacity in any other business without the prior permission of the Board of Directors of the Company (the “Board”).

3.	REMUNERATION AND BENEFITS

The Company shall:

(a)	pay the Executive an annual salary of $ 120,000.00 USD payable in bi-weekly installments, subject to the normal statutory deductions (the “Base Salary”);
(b)	review Executive’s Base Salary on no less than an annual basis and may increase (but not decrease) such Base Salary from time to time in the Company’s discretion;
(c)

provide a cash bonus up to $50,000.00 USD in respect of 2007, payable no later than March 15, 2008, based upon the achievement of performance goals as follows: (i) $16,666.00 USD for the Company’s completing an equity financing of at least $4 million USD prior to December 31, 2007; (ii) $16,666.00 USD for the Company’s becoming publicly traded prior to December 31, 2007 and (iii) $16,667.00 USD for the presentation to the Board of the Company’s business plan for 2008, with clear product, market and sales objectives, during January 2008;

(d)

approve and establish a health and welfare benefits plan and a pension or deferred compensation retirement plan (collectively, the “Benefit Plans”) within two (2) months of the Effective Date; allow the Executive to enroll in the Company’s Benefit Plans, as amended from time to time, participation in or premiums for which shall be totally paid by the Company (without contribution by the Executive). The benefits will be provided in accordance with the formal plan documents or policies, and any issues with respect to entitlement or payment of benefits under the insurance benefits package will be governed by the terms of such documents or policies. The Company reserves the right to unilaterally revise the terms of the insurance benefits package;

(e)	cover all the expenses incurred from the “COBRA” coverage for the transition of benefits from the previous employer to the Company;
(f)	establish a corporate credit card account and authorize Executive to establish and use such account under her name, in her capacity as an employee of the Company;
(g)

reimburse the Executive for all reasonable expenses incurred by the Executive in connection with his or her performance of the Services. The Executive will provide the Company with receipts supporting his or her claim for reimbursement;

(h)	sell five hundred thousand (500,000) shares of Company stock to Executive, subject to vesting in accordance with the schedule set forth in Appendix “A”;
(i)	grant five hundred thousand (500,000) shares of Company stock to the Executive, subject to vesting upon attainment of milestone set forth on Appendix “A”;
(j)	allow the Executive to be eligible for participation in the Company’s Stock Option Plan under the terms of the Stock Option Plan once created and in accordance with Appendix “A”;
(k)

provide the Executive with a stockholders agreement (the “Stockholders Agreement”) which reflects the terms and conditions related to her ownership of shares of Company stock at any time prior to such stock being listed on an established national or regional stock exchange, admitted to quotation on The Nasdaq Stock Market, Inc. or publicly traded in an established securities market and registered for exchange on a Form S-8 or S-3 (or a successor Form).

(l)

forgive the Promissory Note from the Executive to the Company dated February 5, 2007 for $50,000 and return the certificates representing the 500,000 shares referenced in clause (h) above to the Executive in accordance with Section 8 of the Pledge Agreement between the Executive and the Company dated as of February 5, 2007, in each case immediately prior to the consummation of the transactions contemplated by a Share Exchange Agreement by and between the Company and Sterling Gold Corp., pursuant to which the shareholders of the Company will receive common shares of Sterling in exchange for their shares of capital stock of the Company, and related agreements (the “Exchange”);

(m)

provide the Executive with three (3) weeks vacation each year during the Initial Term, then graduating to four (4) weeks per year, pro rated for any portion thereof, for any portion of the Term thereafter. Vacation to be scheduled at a time which is acceptable to fellow Senior Executives and/or the Board of Directors; and

(n)

obtain and maintain, at all times during the term of this Agreement, a policy or policies of insurance with reputable insurance companies providing officers and directors of the Company with coverage for losses for wrongful acts, or to ensure the Company’s performance of employee and director and officer indemnification obligations. In all policies of director and officer liability insurance, Executive shall be named as an insured and proof of such insurance shall be provided to Executive immediately upon request.

The Executive shall execute the Stockholders Agreement.

The Executive and the Company acknowledge that, as of the Effective Date, the Company is $14,000 USD in arrears on the Executive’s Base Salary, due to an election by the Executive, and such amount shall be paid to the Executive no later than December 31, 2007.

4.	CONFIDENTIALITY
(a)	Confidential Information

During the Executive’s employment with the Company, the Executive will have access to information and materials that are confidential and proprietary to the Company, its subsidiaries or its affiliates (together, “Confidential Information”). Such Confidential Information includes, without limitation, the Company’s ideas, discoveries, inventions, formulae, techniques, processes, know how, trade secrets, research, data, analysis, designs, methods, flow charts, drawings, specifications, plans, prototypes, apparatus, devices, and their progeny and derivatives, specimens, manufacturing and production processes, patents portfolio, and correspondences, software, financial statements and forecasts, customer and supplier lists, relationship with consultants, contracts, business plans and marketing strategies. The Company’s obligation to hold in confidence information belonging to third parties is also considered Confidential Information.

The following information shall be excluded from the definition of “Confidential Information” and Executive’s obligations related thereto shall not apply: (a) information known to Executive prior to the Effective Date; (b) information that is or becomes publicly available by other than breach of Executive’s obligations hereunder; (c) received from a third party whose disclosure does not, to Executive’s knowledge, violate any confidentiality obligation.

(b)	Maintaining Confidentiality

The Executive will maintain the confidentiality of the Confidential Information both during and after the Executive’s employment with the Company. The Executive will not use, copy, disclose, publish, make available, distribute or otherwise exploit the Confidential Information, directly or indirectly, without first obtaining the Company’s written consent, except in furtherance of the Executive’s Services or Executive’s employment with the Company, or except as required by applicable law provided that the Executive has first promptly notified the Company of such requirement prior to disclosure of the Company’s Confidential Information.

(c)	Ownership of Confidential Information

All rights, title and interest in and to the Confidential Information, whether or not developed by the Executive, will be and remain the Company’s exclusive property.

(d)	Return of Confidential Information

If the Executive ceases to be an executive with the Company, the Executive will return to the Company promptly all Confidential Information and all other information, documents and materials which are used in or relate to the Company’s business, whether or not they are confidential.

5.	INVENTION ASSIGNMENT
(a)	Inventions Retained and Licensed

The Executive has attached hereto, as Exhibit A, a list describing with particularity all intellectual property, including, but not limited to, property inventions, copyrights, copyright applications or registrations, original works of authorship, developments, improvements, patents, patent applications, trademarks, trademark applications, ideas, discoveries, inventions, formulae, algorithms, techniques, processes, know how, trade names, trade secrets and other intellectual property which were created or owned by the Executive prior to the commencement of the Term and which belong solely to the Executive or belong to the Executive jointly with another, which relate in any way to any of the Company’s proposed businesses, products or research and development (collectively referred to as “Prior Inventions”), and which are not assigned to the Company hereunder; or, if no such list is attached, the Executive represents that there are no such Prior Inventions. If, in the course of the Term, the Executive agrees to incorporate into a Company product, process or machine a Prior Invention owned by her or in which the Executive has an interest, absent a prior written agreement or license between the Executive and the Company for such incorporation of the Prior Invention into a Company product, process or machine, then the Company is hereby granted and shall have a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license (with the right to sublicense) to make, have made, copy, modify, make derivative works of, use, sell and otherwise distribute such Prior Invention as part of or in connection with such product, process or machine.

(b)	Assignment of Inventions

The Executive agrees that she will, without compensation, promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and hereby assign to the Company, or its designee, all of her right, title and interest throughout the world in and to any and all inventions, original works of authorship, developments, concepts, know-how, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, which the Executive may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, whether or not during regular working hours, during the Term, and with respect to inventions in the business in which the Company is engaged at any time during the Term, for a period of one (1) year thereafter, provided they either (i) relate at the time of conception or development to the actual or demonstrably proposed business or research and development activities of the Company; (ii) result from or relate to any work performed for the Company; or (iii) are developed through the use of Confidential Information and/or Company owned resources or in consultation with Company personnel (collectively referred to as “Inventions”). The Executive further acknowledges that all Inventions which are made by the Executive (solely or jointly with others) during the Term are “works made for hire” (to the greatest extent permitted by applicable law) for which the Executive is, in part, compensated by equity ownership, unless regulated otherwise by law but that, in the event any such Invention is deemed not to be a work made for hire, the Executive hereby assigns all rights in such Invention to the Company. The Executive further represents and agrees that to the best of her knowledge and belief, the practice by the Company of any of the Inventions will not violate or infringe upon any right, patent, copyright, trademark or right of privacy, or constitute libel or slander against or violate any other rights of any person, firm or corporation, and that the Executive will use her best efforts to prevent any such violation.

(c)	Maintenance of Records

The Executive agrees to keep and maintain reasonable and current written records of all Inventions made by the Executive (solely or jointly with others) during the Term. The records may be in the form of notes, sketches, drawings, flow charts, electronic data or recordings, laboratory notebooks, and any other format. The records will be available to and remain the sole property of the Company at all times.

(d)	Intellectual Property Rights

The Executive agrees to assist the Company, or its designee, at the Company’s expense, in every reasonable way to secure the Company’s rights in the Inventions and any copyrights, copyright applications or registrations, patents, patent applications, trademarks, trademark applications, trade names, service marks, logos, database rights, algorithms, know-how, domain names, mask work rights, moral rights, or other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments, recordations, and all other instruments which the Company shall deem necessary in order to apply for, obtain, maintain and transfer such rights and in order to assign and convey to the Company, its successors, assigns and nominees the sole and exclusive right, title and interest in and to such Inventions, and any intellectual property or other proprietary rights relating thereto. The Executive further agrees that her obligation to execute or cause to be executed, when it is in her power to do so, any such instrument or papers shall continue after the termination of this Agreement until the expiration of the last such intellectual property right to expire in any country of the world. If the Company is unable because of the Executive’s mental or physical incapacity or unavailability for any other reason to secure the Executive’s signature to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering Inventions or original works of authorship assigned to the Company as above, then the Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as her agent and attorney in fact, to act for and in her behalf and stead to execute and file any such applications or records and to do all other lawfully permitted acts to further the application for, prosecution, issuance, maintenance or transfer of letters patent or registrations thereon with the same legal force and effect as if originally executed by the Executive. The Executive hereby waives and irrevocably quitclaims to the Company any and all claims, of any nature whatsoever, which the Executive now or hereafter have for past, present or future infringement of any and all proprietary rights assigned to the Company.

(e)	California Labor Code Sections 2870, 2871 and 2872

Notwithstanding the foregoing, this Section 5 is subject to the provisions of California Labor Code Sections 2870, 2871 and 2872. In accordance with Section 2870 of the California Labor Code, the Executive’s obligation to assign her right, title and interest throughout the world in and to all Inventions does not apply to an Invention that the Executive developed entirely on her own time without using the Company’s equipment, supplies, facilities, or Confidential Information except for those Inventions that either: (i) relate to either (A) the business of the Company at the time of conception or reduction to practice of the Invention, or actual or demonstrably anticipated research or development of the Company; or (ii) result from any work performed by the Executive for the Company. A copy of California Labor Code Sections 2870, 2871 and 2872 is attached to this Agreement as Exhibit B. The Executive shall disclose all Inventions to the Company, even if the Executive does not believe that the Executive is required under this Agreement, or pursuant to California Labor Code Section 2870, to assign her interest in such Inventions to the Company. If the Company and the Executive disagree as to whether or not an Invention is included within the terms of this Agreement, it will be the Executive’s responsibility to prove that it is not included.

6.	NON-SOLICITATION

Upon termination of the Executive’s employment with the Company, the Company shall be entitled to reasonable protection against the unfair use of the Confidential Information referred to in Sections 4 and 5. Upon the termination of the Executive’s employment with the Company, for any reason whatsoever, the Executive will not, for a period of twelve (12) months commencing on the termination of the Agreement, directly or indirectly, as a shareholder, employer, employee, partner, proprietor, director, officer, principal, agent, advisor or through the medium of any firm, corporation or other entity or in any other capacity whatsoever:

(a)

solicit or hire or attempt to solicit or hire any person who was an employee or customer of or consultant to the Company within the six (6) month period prior to the date the Agreement terminated or during the twelve (12) month period thereafter; or

(b)	interfere with the Company’s relations with its employees, customers or consultants in such a manner as to impair such relationships.

Clause (a) of this Section 6 shall become immediately null and void upon an involuntary or voluntary filing by the Company under federal or state bankruptcy laws, upon the Company’s failure to remain in good standing under the laws of the state in which it is incorporated, or upon the Company’s ceasing to exist.

7.	INJUNCTIVE RELIEF
(a)

The Executive understands and agrees that the Company has a material interest in preserving the relationships it has developed with its customers against impairment by competitive activities of a former employee. Accordingly, the Executive agrees that the restrictions and covenants contained in Section 6 are reasonably required for the protection of the Company and its goodwill and that the Executive’s agreement to same through execution of this Agreement, are of the essence to this Agreement and constitute a material inducement to the Company to enter into this Agreement and to employ the Executive, and that the Company would not enter into this Agreement absent such an inducement.

(b)

Notwithstanding Section 10(e), the Executive understands and acknowledges that if the Executive breaches Section 6, that breach will give rise to irreparable injury to the Company for which damages are an inadequate remedy.

8.	TERMINATION
(a)

The Executive may terminate her employment pursuant to this Agreement by giving at least two (2) month’s advance notice in writing to the Company. The Company may waive such notice, in whole or in part and if it does so, the Executive’s entitlement to remuneration and benefits pursuant to this Agreement will cease on the date it waives such notice.

(b)	The Company may terminate the Term, Executive’s employment and this Agreement without notice or payment in lieu thereof, for “Cause.” For purposes of this Section 8, “Cause” means:

(i)

the Executive’s failure to perform her duties as an officer or employee of the Company (other than such failure resulting from incapacity due to physical or mental illness, and specifically, any failure of the Executive, after reasonable efforts, to meet performance expectations), gross or repeated misconduct in the performance of her duties, or a material breach of this Agreement, as determined, in each case, in good faith by the Company;

(ii)	the commission of an act of fraud, embezzlement or material dishonesty that is injurious to the Company, as determined, in each case, in good faith by the Company;
(iii)	the Executive’s conviction of, or plea of guilty or nolo contendere to a felony, other than a traffic violation or offense not involving dishonesty or moral turpitude;
(iv)	the Executive’s failure to follow the lawful direction of the Board; or
(v)

a material breach of the Stockholders Agreement or the Confidentiality, Non-Competition and Invention Assignment Agreement signed by the Executive that is injurious to the Company, as determined, in each case, in good faith by the Company.

(c)

In addition, the Company may terminate the Term, the Executive’s employment and this Agreement at its sole discretion for any reason without Cause, including following a Change of Control (as defined below), upon providing the Executive:

(i)	two (2) months notice;
(ii)

severance payment equal to the Executive’s monthly Base Salary for twelve months plus one month’s Base Salary in respect of each full year the Executive was employed by the Company after her first anniversary of employment, up to a maximum of twenty-four (24) months;

(iii)	pro-rated bonus (as set forth in Section 3(c)) pursuant to the bonus plan or bonus arrangement for the Executive in effect at the time of her termination under this section; and
(iv)	vesting of all stock options granted to the Executive under Section 3(i) upon delivery of the notice of termination hereunder.

Following the expiration of the Term under this Section 8(c), the Company will pay the Executive a lump sum payment, within 75 days following the expiration of the Term, equal to (x) the Company’s monthly cost of providing medical insurance to the Executive multiplied by (y) the number of months the Executive is expected to receive here severance payment. Notwithstanding anything to the contrary in this Section 8(c), payment by the Company to the Executive of any amount pursuant to Section 8(c) is conditioned upon the Executive having first:

(A) at the Company’s option, either (I) returned to the Company all Confidential Information in the Executive’s possession as of the date of termination or (II) destroyed all such Confidential Information and provided to the Company an affidavit affirming, under penalty of perjury, such destruction to the Company; (B) returned to the Company any other property of the Company or its subsidiaries in the Executive’s possession as of the date of termination; and (C) executed and delivered to the Company a customary release agreement including releases by the Executive of the Company, its affiliates and their respective successors and assigns from all liabilities to the Executive relating to the Executive’s employment by the Company under this Agreement, other than any rights that the Executive may have to: (x) receive any payment pursuant to this Section 8(c) or Section 8(d). In addition, notwithstanding anything to the contrary in this Agreement, the Company will not be obligated to make any payments to the Executive at any time in which the Executive is in material breach of this Agreement. If the Executive fails to comply with the foregoing within sixty (60) days following termination, she shall have no rights to any amounts payable under this Section 8(c). A termination of the Term by either party in accordance with Section 1 of this Agreement shall in no event be considered a termination by the Company without Cause.

(d)	In the event of any termination of the Executive’s employment with the Company, Company shall pay Executive for accrued but unused vacation time.
(e)

For purposes hereof, “Change of Control” means: (i) an amalgamation, merger or other corporate reorganization or sale of assets as a result of which shareholders of the Company immediately before such transaction hold less than 50% of the voting securities of the Company or successor corporation after the transaction, (ii) a decision of the Company to sell, lease or otherwise dispose of all or substantially all of its assets, (iii) or a series of transactions which substantively effect the foregoing clauses (i) or (ii). Notwithstanding the foregoing, in no event will the Exchange constitute a Change of Control hereunder.

9.	RETURN OF MATERIALS UPON TERMINATION OF EMPLOYMENT

The Executive will return to the Company all Company documents, files manuals, books, software, equipment, keys, equipment, identification or credit cards, and all other property belonging to Company upon the termination of his or her employment with the Company for any reason.

10.	GENERAL PROVISIONS
(a)	Notices
(i)

All notices, requests and demands to or upon the parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or three days after being deposited in the mail, postage prepaid, or, in the case of telecopy or email notice, when received, addressed as follows to the Company and the Executive, or to such other address as may be hereafter notified by the parties hereto:

(A)	If to the Company, to it at the following address:

iDcentrix, Inc.

2101 Rosecrans Avenue

Suite 4240

El Segundo, CA 90245

Attn: Legal Department

(B)	With a copy to:

Kelley Drye & Warren LLP

400 Atlantic Street, 13th Floor

Stamford, CT 06902

Attn: M. Ridgway Barker

Facsimile: (203) 327-2669

(ii)	If to the Executive, to his or her most recent primary residential address or business telecopy or email address as shown on the records of the Company
(b)	Non-Waiver

Failure on the part of either party to complain of any act or failure to act of the other of them or to declare the other party in default of this Agreement, irrespective of how long such failure continues, will not constitute a waiver by such party of its rights hereunder or of the right to then or subsequently declare a default.

(c)	Withholding

Notwithstanding any other provision of this Agreement, the Company may withhold from any and all amounts payable under this Agreement all federal, state, local and foreign taxes that are required to be withheld by applicable laws or regulations with respect to any and all taxable income due or held for the Executive pursuant to this Agreement. The amount withheld and the timing of withholding or deduction from such amounts payable shall be determined by the Company. In addition, the Executive shall, upon request by the Company, pay all, or a portion if so requested by the Company, of such amounts in cash.

(d)	Severability

In the event that any provision or part of this Agreement is determined to be void or unenforceable in whole or in part, the remaining provisions, or parts of it, will be and remain in full force and effect.

(e)	Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the employment of the Executive and supersedes any and all agreements, understandings, warranties or representations of any kind, written or oral, express or implied, including any relating to the nature of the position or its duration, and each of the parties releases and forever discharges the other of and from all manner of actions, causes of action, claim or demands whatsoever under or in respect of any agreement.

(f)	Modification of Agreement

Any modification of this Agreement must be in writing and signed by both the Company and the Executive or it will have no effect and will be void.

(g)	Disputes

Subject to Section 7, all disputes arising out of or in connection with the employment relationship between the parties, including disputes arising out of or in connection with this Agreement, are to be referred to and finally resolved by arbitration administered by the Judicial Arbitration and Mediation Services (“JAMS”) located in Los Angeles County, California, pursuant to its rules.

(h)	Governing Law

This Agreement will be governed by and construed according to the laws of the State of California.

(i)	Independent Legal Advice

The Executive agrees that the contents, terms and effect of this Agreement have been explained to her by a lawyer and are fully understood. The Executive further agrees that the consideration described aforesaid is accepted voluntarily for the purpose of employment with the Company under the terms and conditions described above.

* * *

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date and year first above written.

iDCentrix, Inc.		Executive
By:	/s/ T. Weibel / Secretary	By:	/s/ Francine Dubois
Name:			Francine Dubois
Title:	11/9/2007

Appendix A

COMPENSATION AGENDA

Vesting of 500,000 Restricted Shares purchased on February 5, 2007 at $.10/share, subject to the Executive’s continued employment with the Company as follows:

Shares	125,000	125,000	125,000	125,000
Vesting Date	May 16, 2007	August 5, 2007	November 5, 2007	February 5, 2008

Vesting of Options to purchase 1,000,000 shares of Company common stock granted on May 1, 2007, with an exercise price of $.30/share, subject to the Executive’s continued employment with the Company as follows:

Options	250,000	250,000	250,000	250,000
Vesting Date	November 1, 2007	May 1, 2008	November 1, 2008	May 1, 2009

Business Milestones	Restricted Shares Vesting upon Attainment of Milestones
Successful Listing on a Public Stock Exchange	125,000
Completion of License Agreement (Fortress Paper)	125,000
Closing of 2nd Financing following the Public Offering that is approved by the Board	125,000
Closing of 1st Strategic Deal (Alliance or Contract)	125,000

Other Objectives:

Build General Business (Head Office)

Build executive Management team (Sales, Marketing, CFO)

Business Model (R & D, Sales, M&A strategy)

Strategic Alliances (G7 and South East Asia)

Sales Marketing Team (North America and abroad)

Notes:

500,000 Restricted Shares, purchased, vesting quarterly over one year

500,000 Restricted Shares, granted, vesting based on milestones

1,000,000 options, granted on May 1, 2007 with an exercise price of $.30/share, vesting over two years following grant date

Exhibit A

LIST OF INVENTIONS

Exhibit B

CALIFORNIA LABOR CODE

SECTIONS 2870-2872

2870. (a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer.

(b)       To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

2871. No employer shall require a provision made void and unenforceable by Section 2870 as a condition of employment or continued employment. Nothing in this article shall be construed to forbid or restrict the right of an employer to provide in contracts of employment for disclosure, provided that any such disclosures be received in confidence, of all of the employee’s inventions made solely or jointly with others during the term of his or her employment, a review process by the employer to determine such issues as may arise, and for full title to certain patents and inventions to be in the United States, as required by contracts between the employer and the United States or any of its agencies.

2872. If an employment agreement entered into after January 1, 1980, contains a provision requiring the employee to assign or offer to assign any of his or her rights in any invention to his or her employer, the employer must also, at the time the agreement is made, provide a written notification to the employee that the agreement does not apply to an invention which qualifies fully under the provisions of Section 2870. In any suit or action arising thereunder, the burden of proof shall be on the employee claiming the benefits of its provisions.